
CAMDOG.AI
INVEST FROM $100
IN OUR COMPANY
ON WEFUNDER
AND BECOME
A CO-OWNER!


CAMDOG.AI
INVEST FROM $100
IN OUR COMPANY
ON WEFUNDER
AND BECOME
A CO-OWNER!

Join Our Crowdfunding Campaign!


WE ARE ON
WEFUNDER

CAMDOG.AI

CAMDOG® AI Security System Launched Crowdfunding Campaign

CAMDOG.AI



Join Our Crowdfunding Campaign!

WE ARE ON WEFUNDER

CAMDOG® AI Security System Launched Crowdfunding Campaign


Join Our Crowdfunding Campaign!
WE ARE ON
WEFUNDER
CAMDOG.AI

CAMDOG® AI Security System Launched Crowdfunding Campaign

CAMDOG.AI



WE ARE ON
WEFUNDER

Join Our Crowdfunding Campaign!

CAMDOG® AI Security System Launched Crowdfunding Campaign


Hey!
Camdog is
on Wefunder.
I want to invest
ASAP!


Join Camdog's crowdfunding campaign!
100 %
90%
70%
50%


Hey! Camdog is on Wefunder. I want to invest ASAP!


Join Camdog's crowdfunding campaign!
100%
90%
70%
50%


WANTED
100
100
100
INVEST 100$ NOW!
CAMDOG.AI


WANTED
INVEST 100$ NOW!
CAMDOG.AI

camdog.ai/invest

ls | Camdog | NY | Investors | Trello | T-Mobile | StartEngine User M... | AI assistants for cus... | DocSend | Link Building and D... | sponsored post we...

CAMDOG.AI

CAMDOG — YOUR OWN SECURITY AGENCY!

CAMDOG®, THE AI SECURITY SYSTEM, IS RUNNING A CROWDFUNDING CAMPAIGN AS PART OF ITS SEED FUNDRAISING

Seize this opportunity and join top venture capitalists and strategic partners, becoming an investor and a partner in our company

JOIN OUR WEFUNDER CAMPAIGN

SPECIAL CONDITIONS FOR EARLY BIRD INVESTORS

Special perks for early investors Investor perks: $ 500, $ 1000, $ 5000, $ 10000



Dmytro Usenko

CEO at Camdog Inc.

Serial Entrepreneur,
25 years in Sales, Management

contact@camdog.ai

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.